UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2020

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: April 29, 2020	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

 ASE Technology Holding Co., Ltd. Reports Unaudited Consolidated Financial

Results for the First Quarter of 2020

Taipei, Taiwan, R.O.C., April 29, 2020 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$97,357 million for 1Q20, up by 10% year-over-year and down by 16% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$3,899 million, up from a net income attributable to shareholders of the parent of NT$2,043 million in 1Q19 and down from a net income attributable to shareholders of the parent of NT$6,383 million in 4Q19. Basic earnings per share for the quarter were NT$0.92 (or US$0.061 per ADS), compared to basic earnings per share of NT$0.48 for 1Q19 and basic earnings per share of NT$1.50 for 4Q19. Diluted earnings per share for the quarter were NT$0.89 (or US$0.060 per ADS), compared to diluted earnings per share of NT$0.46 for 1Q19 and diluted earnings per share of NT$1.47 for 4Q19.

RESULTS OF OPERATIONS

1Q20 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 53%, 12%, 34% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$81,201 million for the quarter, down from NT$96,174 million in 4Q19.

-	Raw material cost totaled NT$44,094 million for the quarter, representing 45% of total net revenues.

-	Labor cost totaled NT$13,438 million for the quarter, representing 14% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,666 million for the quarter.

●	Gross margin decreased 0.5 percentage points to 16.6% in 1Q20 from 17.1% in 4Q19.

●	Operating margin was 6.2% in 1Q20, compared to 7.5% in 4Q19.

●	In terms of non-operating items:

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net interest expense was NT$893 million.

-	Net foreign exchange loss of NT$324 million was primarily attributable to the appreciation of U.S. dollar against New Taiwan dollar.

-	Gain on valuation of financial assets and liabilities was NT$186 million.

-	Net loss on equity-method investments was NT$39 million.

-             Other net non-operating incomes of NT$244 million were primarily attributable to miscellaneous incomes. Total non-operating expenses for the quarter were NT$826 million.

●	Income before tax was NT$5,237 million for 1Q20, compared to NT$8,582 million in 4Q19. We recorded income tax expenses of NT$1,175 million for the quarter, compared to NT$1,779 million in 4Q19.

●	In 1Q20, net income attributable to shareholders of the parent was NT$3,899 million, compared to net income attributable to shareholders of the parent of NT$2,043 million in 1Q19 and net income attributable to shareholders of the parent of NT$6,383 million in 4Q19.

●	Our total number of shares outstanding at the end of the quarter was 4,334,711,132, including treasury stock owned by our subsidiaries. Our 1Q20 basic earnings per share of NT$0.92 (or US$0.061 per ADS) were based on 4,260,272,327 weighted average numbers of shares outstanding in 1Q20. Our 1Q20 diluted earnings per share of NT$0.89 (or US$0.060 per ADS) were based on 4,280,990,255 weighted average number of shares outstanding in 1Q20.

1Q20 Results Highlights – ATM2

●	Cost of revenues was NT$52,875 million for the quarter, down by 1% sequentially.

-	Raw material cost totaled NT$18,391 million for the quarter, representing 28% of total net revenues.

-	Labor cost totaled NT$11,957 million for the quarter, representing 18% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,039 million for the quarter.

●	Gross margin decreased 2.6 percentage points to 20.1% in 1Q20 from 22.7% in 4Q19.

●	Operating margin was 8.4% in 1Q20, compared to 10.6% in 4Q19.

1Q20 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$29,679 million, down by 33% sequentially.

-	Raw material cost totaled NT$ 25,600 million for the quarter, representing 78% of total net revenues.

-	Labor cost totaled NT$1,403 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$492 million for the quarter.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Gross margin increased 0.4 percentage points to 9.3% in 1Q20 from 8.9% in 4Q19.

●	Operating margin decreased to 2.4% in 1Q20 from 3.2% in 4Q19.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q20 totaled US$410 million, of which US$237 million were used in packaging operations, US$156 million in testing operations, US$15 million in EMS operations and US$2 million in interconnect materials operations and others.

●	As of March 31, 2020, total unused credit lines amounted to NT$241,572 million.

●	Current ratio was 1.25 and net debt to equity ratio was 0.71 as of March 31, 2020.

●	Total number of employees was 96,296 as of March 31, 2020, compared to 96,528 as of December 31, 2019.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 49% of our total net revenues in 1Q20, compared to 47% in 4Q19. Two customers each accounted for more than 10% of our total net revenues in 1Q20 individually.

●	Our top 10 customers contributed 60% of our total net revenues in 1Q20, compared to 59% in 4Q19.

●	Our customers that are integrated device manufacturers or IDMs accounted for 29% of our total net revenues in 1Q20, compared to 30% in 4Q19.

EMS Basis

●	Our five largest customers together accounted for approximately 76% of our total net revenues in 1Q20, compared to 80% in 4Q19. One customer accounted for more than 10% of our total net revenues in 1Q20.

●	Our top 10 customers contributed 88% of our total net revenues in 1Q20, compared to 90% in 4Q19.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2019 Annual Report on Form 20-F filed on March 31, 2020.

Supplemental Financial Information

Consolidated Operations

	1Q/20	4Q/19	1Q/19
EBITDA (NT$ Millions)	19,061	22,543	16,523

ATM Consolidated Operations

	1Q/20	4Q/19	1Q/19
Net Revenues (NT$ Millions)	66,209	69,287	54,371
Revenues by Application
Communication	54%	54%	53%
Computer	15%	16%	13%
Automotive, Consumer & Others	31%	30%	34%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	38%	38%	34%
Wirebonding	36%	36%	40%
Discrete and Others	7%	7%	8%
Testing	17%	17%	16%
Material	2%	2%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	394	439	231
EBITDA (NT$ Millions)	17,693	20,052	14,620
Number of Wirebonders	24,780	25,004	25,033
Number of Testers	5,554	5,402	4,857

EMS Operations

	1Q/20	4Q/19	1Q/19
Net Revenues (NT$ Millions)	32,727	48,762	34,959
Revenues by End Application
Communication	36%	43%	29%
Computer & Storage	14%	11%	13%
Consumer	33%	32%	38%
Industrial	11%	10%	14%
Automotive	6%	4%	5%
Others	0%	0%	1%
Capacity
CapEx (US$ Millions)*	15	18	8

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2020	Dec. 31 2019	Mar. 31 2019
Net revenues:
Packaging	51,613	53,653	43,857
Testing	11,563	11,930	8,951
EMS	32,721	48,734	34,947
Others	1,460	1,706	1,106
Total net revenues	97,357	116,023	88,861

Cost of revenues	(81,201)	(96,174)	(77,476)
Gross profit	16,156	19,849	11,385

Operating expenses:
Research and development	(4,609)	(5,020)	(3,955)
Selling, general and administrative	(5,484)	(6,124)	(5,137)
Total operating expenses	(10,093)	(11,144)	(9,092)
Operating income	6,063	8,705	2,293

Non-operating (expenses) income:
Interest expense, net	(893)	(895)	(966)
Foreign exchange gain (loss)	(324)	1,634	(180)
Gain (loss) on valuation of financial assets and liabilities	186	(693)	1,556
Gain (loss) on equity-method investments	(39)	156	(154)
Others	244	(325)	86
Total non-operating income (expenses)	(826)	(123)	342
Income before tax	5,237	8,582	2,635

Income tax expense	(1,175)	(1,779)	(405)
Income from continuing operations and before non-controlling interest	4,062	6,803	2,230
Non-controlling interest	(163)	(420)	(187)

Net income attributable to shareholders of the parent	3,899	6,383	2,043

Per share data:
Earnings (losses) per share
– Basic	NT$0.92	NT$1.50	NT$0.48
– Diluted	NT$0.89	NT$1.47	NT$0.46

Earnings (losses) per equivalent ADS
– Basic	US$0.061	US$0.098	US$0.031
– Diluted	US$0.060	US$0.096	US$0.030

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,280,990	4,284,201	4,255,559

FX (NTD/USD)	30.00	30.54	30.77

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2020	Dec. 31 2019	Mar. 31 2019
Net revenues:
Packaging	53,600	56,093	44,488
Testing	11,566	11,932	8,951
Direct Material	1,014	1,228	900
Others	29	34	32
Total net revenues	66,209	69,287	54,371

Cost of revenues	(52,875)	(53,590)	(45,933)
Gross profit	13,334	15,697	8,438

Operating expenses:
Research and development	(3,648)	(4,001)	(3,043)
Selling, general and administrative	(4,114)	(4,330)	(3,841)
Total operating expenses	(7,762)	(8,331)	(6,884)
Operating income	5,572	7,366	1,554

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2020	Dec. 31 2019	Mar. 31 2019

Net revenues	32,727	48,762	34,959

Cost of revenues	(29,679)	(44,443)	(32,029)
Gross profit	3,048	4,319	2,930

Operating expenses:
Research and development	(983)	(1,063)	(940)
Selling, general and administrative	(1,294)	(1,703)	(1,252)
Total operating expenses	(2,277)	(2,766)	(2,192)
Operating income	771	1,553	738

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Mar. 31, 2020	As of Dec. 31, 2019

Current assets:
Cash and cash equivalents	73,829	60,131
Financial assets – current	5,611	4,893
Notes and accounts receivable	73,573	78,948
Inventories	50,027	45,301
Others	13,575	12,728
Total current assets	216,615	202,001

Financial assets – non-current & Investments – equity method	14,750	15,663
Property plant and equipment	234,419	232,093
Right-of-use assets	9,578	9,792
Intangible assets	77,941	78,567
Others	18,365	18,538
Total assets	571,668	556,654

Current liabilities:
Short-term borrowings	51,620	37,339
Current portion of bonds payable and long-term borrowings	13,725	5,363
Notes and accounts payable	53,944	56,066
Others	53,719	53,497
Total current liabilities	173,008	152,265

Bonds payable	29,276	36,272
Long-term borrowings	134,363	135,966
Other liabilities	17,555	17,804
Total liabilities	354,202	342,307
Shareholders of the parent	203,624	200,969

Non-controlling interests	13,842	13,378
Total liabilities & shareholders’ equity	571,668	556,654

Current Ratio	1.25	1.33
Net Debt to Equity	0.71	0.73

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended
	Mar. 31	Dec. 31	Mar. 31
	2020	2019	2019
Cash Flows from Operating Activities:
Income before tax	5,237	8,582	2,635
Depreciation & amortization	12,687	12,645	12,575
Other operating activities items	(4,476)	10,356	808
Net cash generated from operating activities	13,448	31,583	16,018
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(13,605)	(17,261)	(8,878)
Other investment activities items	(205)	(682)	2,750
Net cash used in investing activities	(13,810)	(17,943)	(6,128)
Cash Flows from Financing Activities:
Net proceeds from (repayment of) loans	13,890	(5,120)	(3,172)
Other financing activities items	194	(7,211)	(152)
Net cash generated from (used in) financing activities	14,084	(12,331)	(3,324)
Foreign currency exchange effect	(24)	(2,398)	1,233
Net increase (decrease) in cash and cash equivalents	13,698	(1,089)	7,799
Cash and cash equivalents at the beginning of period	60,131	61,220	51,518
Cash and cash equivalents at the end of period	73,829	60,131	59,317